Exhibit 99.1

Rio Tinto Group

Unaudited Condensed Interim Financial Report

Period ended June 30, 2016

TABLE OF CONTENTS

About Rio Tinto	2

Forward looking statements	2

Net earnings and underlying earnings	6

Commentary on the Group financial results	7

Rio Tinto financial information by business unit	11

Notes to financial information by business unit	13

Review of operations	15

Directors’ report	24

Non-GAAP measures	27

Financial statements	F

This document includes portions of the previously published results of announcement of Rio Tinto (as defined on page 2) as of, and for the six months ended June 30, 2016, announced on August 3, 2016. For more information on our use of non-GAAP financial measures in this report, see the section entitled “Net earnings and underlying earnings” and the detailed reconciliation on page 6. This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt), iron ore, thermal and metallurgical coal and uranium. Activities span the world and are strongly represented in Australia and North America, with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends”, “aims”, “projects”, “will”, “targets”, “set to”, “may”, “plans” or similar expressions. In particular, among other statements, certain statements under the caption “Dividends” and elsewhere in this report with regard to expected levels of growth, profitability, capital expenditure, returns to shareholders (capital or otherwise) and dividends are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements are levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Continued focus on maximising free cash flow

Revenues and earnings

•	Consolidated sales revenues of $15.5 billion in the first half, $2.5 billion lower than the same period of last year, reflecting a $2.6 billion reduction due to the decline in commodity prices.

•	EBITDA[1] margin of 33 per cent, compared with 34 per cent in 2015 and 38 per cent in 2015 first half.

•	Underlying earnings of $1.6 billion, $1.4 billion lower than 2015 first half, with cash cost improvements, lower energy costs and positive currency and other movements (totalling $0.5 billion) partly offsetting the $1.9 billion (post-tax) impact of lower prices.

•	Underlying earnings per share of 87.0 US cents compared with 159.1 US cents in 2015 first half.

•	Net earnings of $1.7 billion reflecting net gains on disposals of businesses of $0.2 billion, non-cash exchange rate and derivative gains of $0.6 billion, an onerous contract provision of $0.5 billion and restructuring costs of $0.1 billion.

Production

•	Delivered strong operational performances in iron ore, bauxite and aluminium, with all key commodities on track to meet full year guidance.

Cash flow and balance sheet

•	Generated net cash from operating activities of $3.2 billion, as taxes paid and further cash cost improvements partly offset the impact of lower prices and higher interest.

•	Achieved $0.6 billion of sustainable operating cash cost improvements[2] (including exploration and evaluation savings) in 2016 first half. On track to meet full year target.

•	Capital expenditure of $1.3 billion, of which $0.7 billion was sustaining capex.

•	Generated free cash flow[3] of $2.0 billion.

•	Completed $0.6 billion of divestments, with a further $0.2 billion announced and expected to complete in the second half of 2016.

•	Maintained a strong balance sheet with net debt of $12.9 billion and gearing of 23 per cent, in the lower half of the targeted range.

Growth projects

•	Silvergrass iron ore development costs of $338 million approved by the board, to maintain the Pilbara blend and lower unit costs.

•	Development of the Oyu Tolgoi underground copper mine in Mongolia for $5.3 billion announced on 6 May 2016: first tonnes expected in 2020, with average production of 560 thousand tonnes between 2025 and 2030.[4]

•	Amrun bauxite project in Queensland remains on track: it is expected to increase exports by around 10 Mt/a5, with first production in the first half of 2019.

Capital returns

•	Paid 2015 final dividend of $1.9 billion in 2016 first half.

•	Declared 2016 interim dividend of 45 US cents per share, equivalent to $809 million, to be paid in September 2016.

[1]	EBITDA margin is defined as Group underlying EBITDA divided by Product Group total revenues as per the Financial Information by Business Unit on page 11 where it is reconciled to profit on ordinary activities before finance items and taxation. This financial metric is used by management internally to assess performance, and therefore is considered relevant to users of the accounts.
[2]	Operating cash cost improvements represent the difference between the current and prior year full cash cost of sales per unit based on the prior year volume sold.
[3]	Free cash flow is defined as Net cash generated from operating activities less Cash used in investing activities, excluding proceeds from divestments.
[4]	This production target was disclosed in a release to the market on 6 May 2016. All material assumptions underpinning that target continue to apply and have not materially changed.
[5]	This production target was disclosed in a release to the market on 27 November 2015. All material assumptions underpinning that target continue to apply and have not materially changed.

Guidance

•	As announced in February 2016, for 2016 only, the intention of the board is that the total full year dividend will be not less than 110 US cents per share, equivalent to $2 billion.

•	Operating cash cost improvements (including exploration and evaluation savings) of $2 billion (pre-tax) expected over 2016 and 2017, in line with previous guidance.

•	Capital expenditure expected to be around $4.0 billion in 2016, around $5.0 billion in 2017 and around $5.5 billion in 2018. Each year includes around $2.0 billion of sustaining capex.

•	Continuing to target 20 to 30 per cent gearing ratio through the cycle.

•	Underlying effective tax rate of approximately 27 to 30 per cent expected in 2016.

Underlying EBITDA and underlying earnings by product group

	First half 2016 US$m	First half 2015[2] US$m	Change US$m	Change %
Underlying EBITDA[1]
Iron Ore	3,438	4,010	(572)	-14%
Aluminium	1,076	1,688	(612)	-36%
Copper & Diamonds	655	1,335	(680)	-51%
Energy & Minerals	531	620	(89)	-14%
Other operations	(12)	(14)	2	+14%

Product Group Total	5,688	7,639	(1,951)	-26%
Other central items	(255)	(266)	11	+4%
Central exploration	(66)	(70)	4	+6%

	5,367	7,303	(1,936)	-27%

Underlying earnings
Iron Ore	1,743	2,100	(357)	-17%
Aluminium	377	793	(416)	-52%
Copper & Diamonds	(67)	393	(460)	-117%
Energy & Minerals	82	74	8	+11%
Other operations	(32)	(20)	(12)	-60%

Product Group Total	2,103	3,340	(1,237)	-37%
Other central items	(159)	(215)	56	+26%
Central exploration	(53)	(56)	3	+5%
Net interest[3]	(328)	(146)	(182)	-125%

	1,563	2,923	(1,360)	-47%

[1]	Underlying EBITDA excludes the same items that are excluded in arriving at underlying earnings. See page 11 for further detail and a reconciliation to profit on ordinary activities before finance items and tax.
[2]	2015 first half numbers have been recast to reflect the new product group structure.
[3]	2016 first half net interest includes $125 million (post-tax) of early redemption costs associated with the two bond buy-back programmes.

Economy and commodities

Global economy

In the first half of 2016, the global economy was more resilient than markets had anticipated. The broadly negative sentiment about China, which caused financial markets to move into lower risk sectors at the start of the year, turned quickly back to a higher tolerance for risk after Chinese New Year. It became increasingly apparent that less restrictive macro-economic policies introduced by the Chinese government in the second half of 2015, and a strong credit boost at the start of 2016, had been successful in reviving a moribund property sector. This enabled China’s economic slowdown to stabilise, with GDP growth remaining above six and a half per cent.

The pick-up in China’s construction activity benefited commodity demand and pulled commodity prices up from multi-year cyclical lows, but the recovery has not been broad-based. The property market revival has itself been unbalanced, with sales rising most strongly in the large tier 1 and 2 cities while inventories in lower tier 3 and 4 cities remain at elevated levels. Growth in the industrial and manufacturing sectors continued to face some headwinds, resulting in a further slowdown in corporate investment. The performance in these sectors was hindered by weak exports, which were constrained by slow global trade growth. This reflects a global macro-economic environment that is still fragile.

Global growth forecasts for 2016 have been downgraded to around three per cent, matching the pace of the past few years. The US carried some weak momentum into the start of the year with the manufacturing sector under pressure from a stronger dollar. Despite improvements in investment and the labour market, the Federal Reserve delayed a rise in its policy rates, which had been widely expected by financial markets. Europe continued to build on its solid performance in 2015, but the UK’s Brexit vote in June risks further undermining confidence across the Eurozone, with the resilience of some European banks once again being questioned.

Commodities

With the China upturn affecting construction materials disproportionally, iron ore led the commodity price rebound in the first half of 2016. Having dipped below $40 per dry metric tonne (CFR) throughout January, the iron ore price briefly reached above $60 in early April and averaged close to $50 over the first six months of the year. Over that period China imported close to 520 million tonnes of iron ore, an increase of about nine per cent compared with the first half of 2015, with Chinese crude steel production reaching annualised run-rates above 850 million tonnes during the second quarter of 2016. These high production rates were partly accommodated by continued strong Chinese steel exports. Despite the more favourable demand context and delays to some project ramp-up schedules, more new tonnes are expected to come onto the market over the near to medium-term.

Metallurgical coal prices benefited from the same steel dynamics as iron ore, with prices recovering from lows of near $70 per tonne in February to again touch $100 per tonne during the second quarter of 2016. The rebound in base metals prices has been more muted. Inventories and excess capacity kept pressure on aluminium, with LME prices trading within a narrow band between $1,500 per tonne and $1,650 per tonne. Copper prices held above $2 per pound throughout the first half and, unlike most other commodities, have remained well above the third quartile of the industry cost curve.

The bauxite, thermal coal and titanium dioxide markets were more strongly influenced by supply-side developments. The temporary bauxite export ban in Malaysia was extended twice and is currently due to run until late into the third quarter of 2016. Stronger supplies of Guinean and Australian bauxites into China closed the supply gap. Thermal coal prices were mostly stable, at just over $50 per tonne during most of the first half of 2016 but a combination of supply disruptions and Chinese production cutbacks started to push prices back above $55 per tonne by the end of June. Titanium dioxide feedstock prices have stabilised over the past six months, while pigment prices have started to rise again. There are increasing signs indicating that excess feedstocks inventories are falling across the value chain.

As with commodities, currencies such as the Australian and Canadian dollars started the year under significant downward pressure. However, the rebound in commodity prices, combined with shifting expectations over the US Federal Reserve policy rate rises led to renewed appreciation of these currencies. The Australian dollar recovered from a low of 68 US cents in January 2016 to 75 cents.

Conclusions

The credit-fuelled bounce in Chinese construction activity has had a positive impact on commodity markets in the first half of 2016, but its impact has been uneven, benefiting most steel raw materials. This has pulled prices up from the multi-year lows seen at the start of the year, as markets continue to rebalance. Growth in China has stabilised, but it is on a long transition path of slower and less commodity-intensive growth. Meanwhile the global economy seems stuck in a subdued low-productivity growth pattern which would indicate that continued caution is required for the second half of 2016.

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto reports underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are after tax and exclude non-controlling interests).

Six months to 30 June	2016 US$m	2015 US$m
Underlying earnings	1,563	2,923

Items excluded from underlying earnings
Impairment charges	(7)	(421)
Net gains on consolidation and disposal of interests in businesses	193	11
Exchange gains/ (losses) on US dollar net debt and intragroup balances	558	(1,306)
Onerous port and rail contracts	(496)	—
Restructuring costs including global headcount reduction	(88)	(135)
Increased closure provision for legacy operations	—	(242)
Other excluded items	(10)	(24)

Net earnings	1,713	806

Explanation of excluded items is given on page 8. A detailed reconciliation from underlying earnings to net earnings, which includes pre-tax amounts plus additional explanatory notes, is given on page 28 and 29.

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below (all numbers are after tax and non-controlling interests).

	Underlying earnings US$m	Net earnings US$m
2015 first half	2,923	806

Prices	(1,899)
Exchange rates	241
Volumes	(24)
General inflation	(74)
Energy	61
Lower cash costs (pre-tax $560 million)	410
Lower exploration and evaluation costs	4
Tax / non-cash / interest / other	(79)

Total changes in underlying earnings	(1,360)	(1,360)
Decrease in net impairment charges		414
Movement in gains on consolidation and disposal of interests in businesses		182
Movement in exchange differences and gains/losses on debt		1,864
Onerous port and rail contracts		(496)
Decreased restructuring costs including global headcount reduction		47
Absence of closure provision for legacy operations		242
Other movements		14

2016 first half	1,563	1,713

Prices

The effect of price movements on all major commodities in 2016 first half was to decrease underlying earnings by $1,899 million compared with 2015 first half.

The Platts price for 62 per cent iron Pilbara fines was 14 per cent lower on average compared with 2015 first half while hard coking coal benchmark prices were 26 per cent lower and thermal coal spot prices averaged 19 per cent lower. Average copper and LME aluminium prices were down 21 and 13 per cent respectively, while gold prices averaged one per cent higher.

Exchange rates

Compared with 2015 first half, the US dollar, on average, strengthened by seven per cent against the Canadian dollar, by six per cent against the Australian dollar and by 29 per cent against the South African rand. The effect of all currency movements was to increase underlying earnings relative to 2015 first half by $241 million.

Volumes

Movements in sales volumes lowered earnings by $24 million compared with 2015 first half. Volumes were higher in iron ore, following the increase in capacity at the Pilbara ports and mines, and in bauxite, from increased production at all four mines. These gains were outweighed by volume declines in refined copper at Kennecott, as a result of the drawdown in inventory in 2015 first half, and lower gold production at both Kennecott and Oyu Tolgoi.

Energy

Lower input energy prices during the period improved underlying earnings by $61 million compared with 2015 first half mainly related to oil, where the price fell approximately 31 per cent half-on-half to average $40 per barrel during 2016 first half.

Cash costs, exploration and evaluation

Rio Tinto made further progress on its cost reduction programme and has now achieved $6.8 billion pre-tax ($4.7 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base.

In 2016 first half, the Group realised $0.6 billion pre-tax ($0.4 billion post tax) in operating cash cost savings and reductions in exploration and evaluation expenditure. This was in addition to the $6.2 billion pre-tax ($4.3 billion post-tax) achieved in 2013, 2014 and 2015.

The Group continued to refine its exploration and evaluation expenditure, building on the savings achieved in prior years whilst progressing the highest priority projects. In 2016 first half, approximately 38 per cent of this expenditure was incurred on Energy & Minerals, 28 per cent by central exploration, 25 per cent by Copper & Diamonds and the balance on Aluminium and Iron Ore.

Tax / non-cash / interest / other

The 2016 first half effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 25 per cent compared with 28 per cent in 2015 first half. The Group expects an underlying effective tax rate of approximately 27 to 30 per cent in 2016.

The Group interest charge (net of tax) of $328 million increased by $182 million compared with 2015 first half, following completion of some major capital projects in 2015 first half and early redemption costs from a bond buy-back in 2016 first half. Interest is capitalised during the construction period. In 2016 first half, $22 million of interest was capitalised, compared with $122 million in 2015 first half. The Group successfully completed two bond buy-back programmes in 2016 first half, reducing gross debt by $4.5 billion (nominal value). The early redemption costs are reflected in the interest charge and decreased first half earnings by $125 million.

Items excluded from underlying earnings

Non-cash exchange and derivative gains in 2016 first half of $558 million (post-tax) arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. These exchange gains in 2016 first half were in contrast to net exchange losses in 2015 first half of $1,306 million, giving rise to a positive period-on-period movement of $1,864 million. The exchange gains are largely offset by currency translation losses recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore largely unaffected.

A review of the infrastructure capacity requirements in Queensland, Australia, has confirmed that it is no longer likely that Rio Tinto will utilise the Abbot Point Coal Terminal and associated rail capacity contracted under take-or-pay arrangements. Accordingly, an onerous contract provision has been recognised based on the net present value of expected future cash flows discounted at a post-tax real rate of two per cent, resulting in a post-tax onerous contract charge of $496 million.

In 2016 first half, the Group incurred $88 million (post-tax) of restructuring costs associated with its costs reduction programme.

In 2015 first half, the Group recognised impairment charges of $421 million, primarily relating to the write-down of its shareholding in Energy Resources of Australia (ERA). This followed Rio Tinto’s announcement that it supported ERA’s decision not to progress any further study or development of Ranger 3 Deeps, due to the project’s economic challenges.

In 2015 first half, the Group recorded a post-tax charge of $242 million for the remediation of legacy properties, including the Holden mine in Washington State, and incurred $135 million (post-tax) of restructuring costs associated with its costs reduction programme.

Cash flow

Net cash generated from operating activities of $3.2 billion was 27 per cent lower than 2015 first half, mainly reflecting the impact of lower prices, partially offset by cash cost improvements, stable current working capital and lower tax payments in line with lower underlying profits.

The Group continued to focus its efforts on working capital in 2016 first half to reduce inventories and receivables, which were partly offset by a reduction in payables, mostly from actions taken to reduce capital and operating expenditures during the year.

Purchases of property, plant and equipment and intangible assets declined by $1.2 billion or 47 per cent to $1.3 billion in 2016 first half, following the completion of some major capital projects in 2015 first half, including the expansion of the Pilbara iron ore infrastructure and the expansion of the Kitimat aluminium smelter. Major capital projects in 2016 first half included the commencement of earth moving works at the Amrun bauxite project in Queensland and the power systems upgrade in the Pilbara.

Dividends paid in 2016 first half of $1.9 billion reflected the final 2015 dividend paid in April 2016.

In 2016 first half, net proceeds from the disposal of subsidiaries, joint ventures and associates of $0.6 billion related primarily to amounts received following the disposal of the Group’s 40 per cent interest in the Bengalla coal Joint Venture which completed on 1 March 2016.

Balance sheet

Net debt (see page F-12) decreased from $13.8 billion at 31 December 2015 to $12.9 billion at 30 June 2016. Net debt to total capital (gearing ratio) was 23 per cent at 30 June 2016 (31 December 2015: 24 per cent) and interest cover was five times, down from seven times coverage in full year 2015.

Adjusted total borrowings at 30 June 2016 were $21.2 billion (refer to page F-12). At 30 June 2016, approximately two thirds of Rio Tinto’s total borrowings were at floating interest rates, the weighted average cost of total borrowings was approximately 4.1 per cent and the weighted average maturity was around ten years. The maximum amount, within non-current borrowings, maturing in any one calendar year was $2.6 billion, which matures in 2022.

In 2016 first half, the Group repaid $6.3 billion of borrowings and drew down $4.4 billion of funds, mainly from the Oyu Tolgoi project financing. Cash and cash equivalents at 30 June 2016 were $8.3 billion (31 December 2015: $9.4 billion).

Profit for the period

Net earnings and underlying earnings, which are the focus of the commentary in this report, refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in 2016 first half totalled $1,713 million (2015 first half: $806 million). The Group recorded a profit in 2016 first half of $1,741 million (2015 first half: $799 million) of which a profit of $28 million (2015 first half: loss of $7 million) was attributable to non-controlling interests.

Dividends

In February 2016, the board announced a new dividend policy. At the end of each financial period, the board will determine an appropriate total level of ordinary dividend per share, taking into account the results for the financial year, the outlook for our major commodities, the board’s view of the long-term growth prospects of the business and the Company’s objective of maintaining a strong balance sheet. The board expects total cash returns to shareholders over the longer term to be in a range of 40 to 60 per cent of underlying earnings in aggregate through the cycle.

The board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising shareholder value.

Acknowledging the cyclical nature of the industry, in periods of strong earnings and cash generation, it is the board’s intention to supplement the ordinary dividends with additional returns to shareholders.

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 2 August 2016 (the latest practicable date prior to the declaration of the dividend).

Rio Tinto financial information by business unit

	Rio Tinto interest %		Gross revenue (a)		EBITDA (b)		Net earnings (c)
			for the 6 months ended		for the 6 months ended		for the 6 months ended
			30 June 2016 US$m	30 June 2015 US$m	30 June 2016 US$m	30 June 2015 US$m	30 June 2016 US$m	30 June 2015 US$m
Iron Ore
Pilbara		(d)	6,303	7,004	3,481	4,059	1,797	2,158
Evaluation projects/other			28	—	(43)	(49)	(54)	(58)

Total Iron Ore			6,331	7,004	3,438	4,010	1,743	2,100

Aluminium		(e)
Bauxite			962	1,013	413	469	243	273
Alumina			964	1,073	(25)	47	(83)	(52)
Intrasegment			(369)	(382)	—	—	—	—

Bauxite & Alumina			1,557	1,704	388	516	160	221
Primary Metal			2,374	2,684	504	723	107	305
Pacific Aluminium			946	1,256	130	309	29	150
Intersegment & Other			(891)	(962)	(24)	109	5	84

Integrated Operations			3,986	4,682	998	1,657	301	760
Other Product Group Items			530	736	(14)	(40)	(10)	(27)

Product group operations			4,516	5,418	984	1,617	291	733
Evaluation projects/other			37	37	92	71	86	60

Total Aluminium			4,553	5,455	1,076	1,688	377	793

Copper & Diamonds
Rio Tinto Kennecott	100.0		496	889	(93)	314	(208)	94
Escondida	30.0		761	1,194	376	671	145	298
Grasberg joint venture		(f)	102	—	10	(13)	(28)	(21)
Oyu Tolgoi & Turquoise Hill		(g)	752	849	330	324	51	53
Diamonds		(h)	342	331	121	144	22	31

Product group operations			2,453	3,263	744	1,440	(18)	455
Evaluation projects/other			—	—	(89)	(105)	(49)	(62)

Total Copper & Diamonds			2,453	3,263	655	1,335	(67)	393

Energy & Minerals
Rio Tinto Coal Australia		(i)	1,125	1,447	213	270	30	29
Iron Ore Company of Canada	58.7		544	569	75	80	(9)	(1)
Rio Tinto Iron & Titanium		(j)	632	785	154	199	28	47
Rio Tinto Minerals	100.0		309	323	119	114	63	65
Dampier Salt	68.4		123	138	35	24	11	6
Uranium		(k)	210	233	48	(6)	18	(38)

Product group operations			2,943	3,495	644	681	141	108
Simandou iron ore project		(l)	—	—	(90)	(39)	(42)	(18)
Evaluation projects/other			17	29	(23)	(22)	(17)	(16)

Total Energy & Minerals			2,960	3,524	531	620	82	74

Other Operations		(m)	—	10	(12)	(14)	(32)	(20)

Intersegment transactions			(4)	(22)	—	—	—	—

Product Group Total			16,293	19,234	5,688	7,639	2,103	3,340

Other items					(255)	(266)	(159)	(215)
Exploration and evaluation					(66)	(70)	(53)	(56)
Net interest							(328)	(146)

Underlying EBITDA/earnings					5,367	7,303	1,563	2,923
Items excluded from underlying EBITDA/earnings			14	(6)	(497)	(433)	150	(2,117)

EBITDA/net earnings					4,870	6,870	1,713	806

Reconciliation to Group income statement Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales			(807)	(1,248)
Depreciation & amortisation in subsidiaries excluding capitalised depreciation					(2,238)	(2,268)
Impairment charges					(9)	(439)
Depreciation & amortisation in equity accounted units					(232)	(273)
Taxation and finance items in equity accounted units					(128)	(228)

Consolidated sales revenue / profit on ordinary activities before finance items and tax			15,500	17,980	2,263	3,662

Rio Tinto financial information by business unit (continued)

			Capital expenditure (n)		Depreciation & amortisation		Operating assets (o)
			for the 6 months ended		for the 6 months ended		as at
	Rio Tinto interest %		30 June 2016 US$m	30 June 2015 US$m	30 June 2016 US$m	30 June 2015 US$m	30 June 2016 US$m	31 December 2015 US$m
Iron Ore
Pilbara		(d)	358	836	806	846	17,580	16,848
Evaluation projects/other			—	—	—	—	2	2

Total Iron Ore			358	836	806	846	17,582	16,850

Aluminium		(e)
Bauxite			89	65	53	58	1,025	1,050
Alumina			44	72	101	105	2,758	2,698

Bauxite & Alumina			133	137	154	163	3,783	3,748
Primary Metal			196	757	353	302	10,648	10,326
Pacific Aluminium			36	55	96	104	1,177	1,198
Intersegment & Other			(5)	3	5	6	923	677

Total Aluminium			360	952	608	575	16,531	15,949

Copper & Diamonds
Rio Tinto Kennecott	100.0		180	214	190	173	2,224	2,442
Escondida	30.0		230	454	151	187	3,622	3,485
Grasberg joint venture		(f)	105	89	56	24	1,121	1,016
Oyu Tolgoi & Turquoise Hill		(g)	109	57	217	186	3,473	3,597
Diamonds		(h)	50	66	79	86	859	857

Product group operations			674	880	693	656	11,299	11,397
Evaluation projects/other			2	—	2	2	143	158

Total Copper & Diamonds			676	880	695	658	11,442	11,555

Energy & Minerals
Rio Tinto Coal Australia		(i)	45	39	145	181	1,153	2,137
Iron Ore Company of Canada	58.7		25	43	76	76	1,197	1,155
Rio Tinto Iron & Titanium		(j)	38	83	91	100	3,604	3,554
Rio Tinto Minerals	100.0		8	23	26	22	517	585
Dampier Salt	68.4		5	4	11	11	166	140
Uranium		(k)	11	22	11	55	(185)	(216)

Product group operations			132	214	360	445	6,452	7,355
Simandou iron ore project		(l)	—	47	—	1	(7)	(10)
Evaluation projects/other			2	2	1	5	305	276

Total Energy & Minerals			134	263	361	451	6,750	7,621

Other Operations		(m)	1	(15)	17	16	248	(14)

Product Group Total			1,529	2,916	2,487	2,546	52,553	51,961

Intersegment transactions							152	242
Net assets of disposal groups held for sale		(p)					229	182
Other items			(60)	31	28	34	(2,537)	(1,253)
Less: equity accounted units (EAU)			(267)	(496)	(232)	(273)

Total			1,202	2,451	2,283	2,307	50,397	51,132

Add back: Proceeds from sale of fixed assets			116	23

Total capital expenditure per cash flow statement			1,318	2,474

Less: Net debt							(12,904)	(13,783)
Less: EAU funded balances excluded from net debt							—	—

Equity attributable to owners of Rio Tinto							37,493	37,349

Notes to financial information by business unit

Business units are classified according to the Group’s management structure. The financial information by business unit has been recast in accordance with the organisational restructure announced on 21 June 2016. The main impacts are as follows: Iron Ore Company of Canada has moved from the Iron Ore Product Group to the Energy & Minerals Product Group; Coal businesses have moved from the previous Copper & Coal Product Group to the Energy & Minerals Product Group; and, Diamonds businesses have moved from the previous Diamonds & Minerals Product Group to the Copper & Diamonds Product Group.

(a)	Gross sales revenue includes the sales revenue of equity accounted units on a proportionately consolidated basis (after adjusting for sales by EAUs to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation charged to the income statement in the period. Underlying EBITDA excludes the same items that are excluded from underlying earnings.

(c)	Represents profit after tax for the period attributable to the owners of the Rio Tinto Group. Business unit earnings are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at underlying earnings.

(d)	Pilbara represents the Group’s 100 per cent holding in Hamersley and 65 per cent holding of Robe River Iron Associates. 30 per cent of Robe River Iron Associates is held through a 60 per cent owned subsidiary and 35 per cent is held through a 100 per cent subsidiary. Therefore the Group’s net beneficial interest is 53 per cent.

(e)	Presented on an integrated operations basis splitting activities between Bauxite & Alumina, Primary Metal, Pacific Aluminium and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items, which relate to other commercial activities.

(f)	Under the terms of a contractual agreement, Rio Tinto is entitled to 40 per cent of material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Rio Tinto’s interest in Oyu Tolgoi is held indirectly through its 50.8 per cent investment in Turquoise Hill Resources Ltd (TRQ) which in turn owns 66 per cent of Oyu Tolgoi LLC, which owns the Oyu Tolgoi copper-gold mine. The principal asset of TRQ, as at 30 June 2016 and 31 December 2015, was its interest in Oyu Tolgoi LLC.

(h)	Includes Rio Tinto’s interests in Argyle (100 per cent) and Diavik (60 per cent). Murowa (77.8 per cent) was included until its disposal to RZ Murowa Holdings Limited on 17 June 2015.

(i)	As at 30 June 2016, includes Rio Tinto’s 100 per cent shareholding in Coal & Allied Industries Limited and its wholly-owned subsidiaries and in Hunter Valley Resources Pty Ltd. Rio Tinto, as a 100 per cent owner of Coal & Allied, holds 67.6 per cent, 80 per cent and 55.6 per cent respectively, with management rights, in Hunter Valley Operations, Mount Thorley and Warkworth; and holds a 100 per cent interest in the Mount Pleasant project.

As at 30 June 2015 and 31 December 2015, this represented Rio Tinto’s 80 per cent interest in Coal & Allied, through which Rio Tinto held its beneficial interests in Bengalla, Mount Thorley and Warkworth of 32 per cent, 64 per cent and 44.5 per cent respectively.

Mitsubishi has moved from holding a 20 per cent stake in Coal & Allied (as at 30 June 2015 and 31 December 2015) to holding a direct 32.4 per cent stake in the Hunter Valley Operations mine.

(j)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (100 per cent), QIT Madagascar Minerals (80 per cent) and Richards Bay Minerals (attributable interest of 74 per cent).

(k)	Includes Rio Tinto’s interests in Energy Resources of Australia (68.4 per cent) and Rössing Uranium Limited (68.6 per cent).

(l)	Simfer Jersey Limited, a company incorporated in Jersey in which the Group has a 53 per cent interest, has an 87.88 per cent interest in Simfer S.A. the company that operates the Simandou mining project in Guinea. The Group therefore has a 46.58 per cent indirect interest in Simfer S.A. These entities are consolidated as subsidiaries and together referred to as the Simandou iron ore project.

(m)	Other Operations include Rio Tinto’s 100 per cent interest in the Gove alumina refinery and Rio Tinto Marine.

Notes to financial information by business unit (continued)

(n)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations and equity accounted units.

(o)	Operating assets of subsidiaries comprise net assets excluding post-retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies).

(p)	Assets and liabilities held for sale at 30 June 2016 comprise Rio Tinto’s interests in the Blair Athol coal project, Mount Pleasant, and certain separate assets at Rio Tinto Kennecott. Carbone Savoie and Bengalla were disposed of during the period.

Assets and liabilities held for sale at 31 December 2015 comprised Rio Tinto’s interests in the Blair Athol coal project, Carbone Savoie, Bengalla and Molybdenum Autoclave Process assets.

Review of operations

Iron Ore

	First half 2016	First half 2015	Change
Pilbara production (million tonnes – Rio Tinto share)	131.3	118.6	+11%
Pilbara production (million tonnes – 100%)	160.8	146.3	+10%
Pilbara shipments (million tonnes – Rio Tinto share)	129.8	118.3	+10%
Pilbara shipments (million tonnes – 100%)	158.9	146.5	+8%

Gross sales revenue (US$ millions)	6,331	7,004	-10%
Underlying EBITDA (US$ millions)	3,438	4,010	-14%
Underlying earnings (US$ millions)	1,743	2,100	-17%
Net cash generated from operating activities (US$ millions)	1,690	2,005	-16%
Capital expenditure (US$ millions)	358	836	-57%

Iron Ore Company of Canada and Simandou are reported within Energy & Minerals, reflecting management responsibility.

Performance

The Iron Ore group’s underlying earnings of $1,743 million in 2016 first half were 17 per cent or $357 million lower than 2015 first half. This was primarily attributable to lower prices, reflected in the 14 per cent fall, on average, in the Platts 62 per cent index, which reduced earnings by $744 million. The price impact was partly offset by higher sales volumes, a weaker Australian dollar, lower energy costs and the realisation of further cost savings.

Pre-tax cash cost improvements in the Iron Ore group were $138 million in 2016 first half and have now delivered $1,191 million of cumulative savings compared with the 2012 base. This is reflected in a reduction in Pilbara unit cash costs to $14.30 per tonne in 2016 first half (2015 first half: $16.20 per tonne), attributable to exchange rate movements, increased volumes, reduced fuel prices, lower selling costs and increased labour productivity. Pilbara operations delivered a free on board (FOB) EBITDA margin of 58 per cent in 2016 first half, compared with 61 per cent in 2015 first half.

Gross sales revenues for Pilbara operations in 2016 first half of $6,303 million included freight revenue of $344 million (2015 first half: $372 million).

Net cash generated from operating activities of $1,690 million benefited from strong shipments from the Pilbara, combined with lower operating costs through realised cost savings initiatives and improved productivity.

Free cash flow of $1,332 million was $163 million higher than 2015 first half, mainly attributable to the 57 per cent decline in capital expenditure, reflecting the completion of the Pilbara infrastructure expansion in 2015 first half.

Markets

First half sales of 158.9 million tonnes (Rio Tinto share 129.8 million tonnes) were eight per cent higher than the same period of 2015 with a strong rail performance and no major weather events in contrast to last year. Bulk inventories built up at the mines during the infrastructure expansion phase were largely exhausted by the end of 2015.

Approximately 21 per cent of sales in 2016 first half were priced with reference to the prior quarter’s average index lagged by one month. (The second quarter reference price for these sales was December 2015 to February 2016 at $39.40 per dry metric tonne FOB). The remainder was sold either on current quarter average, current month average or on the spot market. Approximately 61 per cent of 2016 first half sales were made on a cost and freight (CFR) basis, with the remainder sold FOB.

Achieved average pricing in 2016 first half was $44.50 per wet metric tonne on an FOB basis (2015 first half: $54.40 per wet metric tonne). This equates to $48.40 per dry metric tonne (2015 first half: $59.10 per dry metric tonne), which compares with the average FOB Platts price of $48.10 per dry metric tonne for 62 per cent iron Pilbara fines during the half (2015 first half: $55.30 per dry metric tonne).

Operations

Pilbara operations produced 160.8 million tonnes (Rio Tinto share 131.3 million tonnes) in 2016 first half, ten per cent higher than the same period of 2015. This performance reflects minimal weather impacts as well as the successful implementation of operational improvements and the ramp-up of expanded and new mines across the Pilbara.

New projects and growth options

On 2 August 2016, the Group approved $338 million to complete the development of Silvergrass, to maintain the Pilbara blend and reduce unit costs. The initial phase of the Nammuldi Incremental Tonnes project, NIT1, (with a five million tonne per annum capacity) commenced production in the fourth quarter of 2015 and the second phase, NIT2, (which will take annual mine capacity from five to ten million tonnes) is expected to come into production in the fourth quarter of 2016. With this $338 million approval, the road haulage used in the NIT projects will be replaced by a conveyor, which is expected to take annual mine capacity from 10 to 20 million tonnes1 from the fourth quarter of 2017, with full production in 2018.

[1]	This production target was disclosed in a presentation dated 10 May 2016, released to the market. All material assumptions underpinning that target continue to apply and have not materially changed.

Aluminium

	First half 2016	First half 2015	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	23,160	21,179	+9%
Alumina (000 tonnes)	4,065	3,821	+6%
Aluminium (000 tonnes)	1,797	1,627	+10%

Gross sales revenue (US$ millions)	4,553	5,455	-17%
Underlying EBITDA (US$ millions)	1,076	1,688	-36%
Underlying earnings (US$ millions)	377	793	-52%
Net cash generated from operating activities (US$ millions)	993	1,556	-36%
Capital expenditure – excluding EAUs (US$ millions)	328	912	-64%

The Gove alumina refinery is curtailed and reported separately from Aluminium within Other Operations.

Performance

The Aluminium group had a strong first half operationally, with higher production in all three products compared with 2015 first half. Several sites achieved production records, including Yarwun for alumina, Gove and CBG for bauxite and Kitimat for aluminium.

The group’s underlying earnings of $377 million decreased 52 per cent compared with 2015 first half, due to a decline in prices, which lowered earnings by $656 million, and an increase in depreciation expense following the commissioning of the modernised Kitimat smelter. Despite the weaker pricing environment, the Aluminium group increased its free cash flow generation to $660 million (first half 2015: $646 million), through a combination of strong volumes, cash cost and working capital improvements and reduced capital expenditure, following the completion of the Kitimat smelter expansion. The product group’s relentless focus on cost reduction efforts and productivity improvement initiatives and a strong operational performance, partly mitigated this price impact and generated an EBITDA margin from integrated operations of 25 per cent (2015 first half: 35 per cent).

Pre-tax cash cost improvements in the Aluminium group were $223 million in 2016 first half and the group has now delivered $1,355 million of cumulative savings compared with the 2012 base.

Markets

The 2016 first half cash LME aluminium price averaged $1,544 per tonne, a decrease of 13 per cent on 2015 first half. Market premia in all regions fell from their record highs in early 2015. In the US, the Mid-West market premium averaged $181 per tonne in 2016 first half, compared with an average $395 per tonne in 2015 first half, a 54 per cent decrease.

Overall, the group achieved an average realised aluminium price of $1,805 per tonne in 2016 first half (2015 first half: $2,292 per tonne). This includes premia for value-added products (VAP), which represented 53 per cent of primary metal produced in 2016 first half and generated attractive product premia averaging $226 per tonne of VAP sold (2015 first half: $259 per tonne) on top of the physical market premia.

Rio Tinto’s share of third party bauxite sales in 2016 first half increased by five per cent to 13.9 million tonnes (2015 first half: 13.2 million tonnes). Bauxite prices decreased during this period due to increased bauxite supply and lower freight rates.

Operations

Bauxite delivered strong production in 2016 first half, up nine per cent compared with 2015 first half, with Weipa, Gove and CBG all reaching new production records for the half. The higher volumes, combined with cash cost reductions, absorbed 67 per cent of the bauxite price decline and led to the bauxite business recording a 48 per cent FOB EBITDA margin in 2016 first half. Bauxite underlying earnings declined 11 per cent to $243 million in 2016 first half.

Gross sales revenues for bauxite in 2016 first half decreased five per cent to $962 million and included freight revenues of $93 million (2015 first half: $93 million).

Alumina production increased by six per cent compared with 2015 first half. Yarwun achieved record production as process improvement initiatives were completed. The transformation of the Alumina business gathered pace during 2016 first half, and resulted in the Alumina business significantly reducing its cash costs. Alumina managed to offset 53 per cent of the price decrease it incurred during 2016 first half through enhanced volumes and reduced cash costs. Overall, the Alumina business recorded a loss of $83 million, compared with a loss of $52 million in 2015 first half.

First half aluminium production of 1.8 million tonnes was ten per cent higher than 2015 first half, with the modernised and expanded Kitimat smelter delivering its first full quarter at nameplate capacity. The Primary Metal business managed to offset 28 per cent of the price decrease it incurred during 2016 first half through enhanced volumes and reduced cash costs. Primary Metal earnings (Canada, Europe, Middle East) declined by 65 per cent to $107 million, while earnings from Pacific Aluminium (Australia, New Zealand) decreased by 81 per cent to $29 million.

New projects and growth options

The expanded Kitimat smelter commenced production in June 2015, reached nameplate capacity of 420 thousand tonnes per annum in March 2016 and is driving its production costs down into the first decile of the industry cost curve.

On 27 November 2015, the Group approved the $1.9 billion Amrun (South of Embley) bauxite mine and associated processing and port facilities on the Cape York Peninsula in north Queensland. The planned initial annual output of 22.8 million tonnes a year1 is expected to replace production from the depleting East Weipa mine and increase annual bauxite exports from Cape York by around 10 million tonnes. Production and shipping are expected to commence in the first half of 2019.

[1]	Refer to the statements related to this production target on page 3.

Copper & Diamonds

	First half 2016	First half 2015	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	282.3	278.4	+1%
Refined copper (000 tonnes)	101.4	128.0	-21%
Diamonds (000 carats)	8,959	8,774	+2%

Gross sales revenue (US$ millions)	2,453	3,263	-25%
Underlying EBITDA (US$ millions)	655	1,335	-51%
Underlying (loss) / earnings (US$ millions)	(67)	393	-117%
Net cash generated from operating activities (US$ millions)[1]	447	867	-48%
Capital expenditure – excluding EAUs (US$ millions)	446	426	+5%

[1]	Net cash generated from operating activities excludes the operating cash flows from equity accounted units (mainly Escondida) but includes dividends from equity accounted units.

Performance

Despite the challenging market environment, the Copper & Diamonds group was free cash flow neutral during the half, and recorded an underlying loss of $67 million.

The decline in earnings, compared with $393 million in 2015 first half, was principally driven by the $236 million impact of lower prices and $114 million of non-cash asset write-downs, following the conclusion of the review of the asset portfolio at Rio Tinto Kennecott. Operationally, lower sales volumes for copper, gold and molybdenum were partly offset by further cost savings at Kennecott and Oyu Tolgoi and an improved operational performance in Diamonds.

During the period, an agreement was reached for the sale of undeveloped land in the community of Daybreak, located five miles to the west of the Kennecott mine. The sale transaction was completed on 16 July 2016 and the net proceeds have been subsequently received. As at 30 June 2016, the land was classified an asset held for sale and revalued to fair value.

Over $140 million of pre-tax cash cost improvements were achieved by Rio Tinto managed operations during the first half. This was fully offset by the lower volumes at Escondida in conjunction with the operation’s programme to release working capital with the processing of lower grade stockpiles. Despite this programme creating value, it resulted in higher unit cash costs which are reflected in the results. Hence the net pre-tax cash cost improvements for the group were minimal in 2016 first half. Pre-tax cash cost savings delivered across the Copper & Diamonds group since 2012 totalled $999 million.

The free cash flow during the half is net of investments in development capital and exploration and evaluation spend of $370 million across the business.

Markets

Average copper prices declined 21 per cent to 213 cents per pound and gold increased one per cent to $1,221 per ounce.

In 2016 first half, the US consumer market was steady, however demand from India and China continued to be slower due to local market factors. Industry rough diamond prices varied across product segments.

The total impact of price changes on the Copper & Diamonds group, including the effects of provisional pricing movements, resulted in a decrease in underlying earnings of $236 million compared with 2015 first half.

At 30 June 2016, the Group had an estimated 189 million pounds of copper sales that were provisionally priced at US 214 cents per pound. The final price of these sales will be determined during the second half of 2016. This compared with 252 million pounds of open shipments at 31 December 2015, provisionally priced at US 217 cents per pound.

Operations - Copper

Mined copper production was one per cent higher than 2015 first half, as a result of increased output at Kennecott and Oyu Tolgoi, and a contribution from Grasberg, largely offset by a decrease in production at Escondida. Lower mined gold production was driven by lower grades at Oyu Tolgoi and reduced mine throughput at Kennecott, partly offset by a contribution from Grasberg. Refined copper and gold production at Kennecott was lower than 2015 first half, when volumes were boosted by a drawdown in inventory.

Mined copper production at Kennecott for the first half was significantly higher than the same period of 2015 as mining progresses through areas of higher copper grades. The focus continued on the de-weighting and de-watering of the east wall of Bingham Canyon and the development of the south wall pushback. Refined copper and gold production at Kennecott were 36 per cent and 43 per cent lower, respectively, compared with 2015 first half, when a drawdown in inventory occurred.

Kennecott continues to toll third party concentrate to optimise smelter utilisation, with 199 thousand tonnes received for processing in the first half of 2016. Tolled copper concentrate, which is smelted and returned to customers, is excluded from reported production figures.

Mined copper production at Escondida in the first half was 23 per cent lower than the same period of 2015, primarily due to lower copper grades, partly offset by higher throughput from the new concentrator.

At Oyu Tolgoi, mined copper production was 23 per cent higher than 2015 first half, attributable to higher grades and throughput, along with productivity improvements.

On 19 July 2016, Rio Tinto reported its share of Grasberg’s production for the half of 17.1 thousand tonnes of mined copper and 29.4 thousand ounces of mined gold, in line with Freeport’s publicly stated guidance at the time.

On 30 June 2016, Rio Tinto announced that it had transferred its 53.8 per cent shareholding in Bougainville Copper Limited to an independent trustee, to be distributed between the Autonomous Bougainville Government for the benefit of all the Panguna landowners and the people of Bougainville, and the Independent State of Papua New Guinea.

Operations – Diamonds

Diamonds production was two per cent higher than 2015 first half, with higher volumes at Argyle from the continued ramp-up of production from the underground mine offsetting lower carats recovered at Diavik, reflecting lower grades.

New projects and growth options

On 6 May 2016, Rio Tinto, the Government of Mongolia and Turquoise Hill Resources announced the approval of the $5.3 billion development of the Oyu Tolgoi underground mine. Project activities have started, with the engineering, procurement and construction management (EPCM) agreement awarded and mobilisation in progress. Following approval of the project, over $4 billion of project financing has been drawn down, and represents one of the largest project financing facilities in the industry.

At Escondida, the new concentrator (OGP1, a 152 thousand tonne per day concentrator) has been commissioned and continues to ramp up to nameplate capacity. On 30 June 2016, the Escondida Owners Council approved the Los Colorados Extension project for $180 million (100 per cent basis). First production is expected in the first half of 2017, adding incremental annual capacity of approximately 200 thousand tonnes of copper in the near term.

Energy & Minerals

	First half 2016	First half 2015	Change
Production (Rio Tinto share)
Hard coking coal (000 tonnes)	3,780	4,103	-8%
Semi-soft coking coal (000 tonnes)	2,067	1,922	+8%
Thermal coal (000 tonnes)	8,654	8,837	-2%
Iron ore pellets and concentrates (000 tonnes)	4,993	4,726	+6%
Titanium dioxide (000 tonnes)	481	624	-23%
Borates (000 tonnes)	250	253	-1%
Salt (000 tonnes)	2,555	2,611	-2%
Uranium (000 lbs)	3,020	2,141	+41%

Gross sales revenue (US$ millions)	2,960	3,524	-16%
Underlying EBITDA (US$ millions)	531	620	-14%
Underlying earnings (US$ millions)	82	74	+11%
Underlying earnings pre-Simandou (US$ millions)	124	92	+35%
Net cash generated from operating activities (US$ millions)	469	676	-31%
Capital expenditure (US$ millions)	134	263	-49%

Iron Ore Company of Canada and Simandou are reported within Energy & Minerals, reflecting management responsibility.

Performance

The Energy & Minerals group’s underlying earnings of $82 million, which were 11 per cent higher than 2015 first half, benefited from further cash cost improvements and weaker exchange rates, partly offset by lower prices, while sales volumes were generally flat. Excluding the impact of the Simandou costs associated with completing the bankable feasibility study, Energy & Minerals earnings were 35 per cent higher at $124 million.

Pre-tax cash cost improvements in the Energy & Minerals group were $152 million in 2016 first half and the group has now delivered $1,215 million of cumulative savings compared with the 2012 base.

Net cash generated from operating activities of $469 million was 31 per cent lower than 2015 first half due to lower prices, higher tax payments and the expensing of all Simandou study costs, partly mitigated by cost improvements and further reductions in working capital.

Free cash flow during the half was $332 million, $77 million lower than 2015 first half, reflecting lower operating cash flow partly offset by reduced capital expenditure, which declined by $129 million, or 49 per cent, to $134 million with continued capital discipline across the product group. From the start of 2016, all Simandou study costs are being expensed.

Markets

Thermal and hard coking coal prices declined in 2016 first half, averaging $51 and $84 per tonne, respectively.

Thermal coal revenues of $611 million in 2016 first half (2015 first half: $769 million) represented 3.8 per cent of the Rio Tinto Group total (2015 first half: 4.3 per cent).

Titanium dioxide feedstock demand remained subdued throughout 2016 first half as the industry continued to absorb excess inventories, although there is positive demand growth for specific grades. The market for zircon has recently stabilised following an initial period of weak demand in China.

Demand for borates has remained stable globally, with robust demand in the Americas and India partly offset by weaker growth in China and weather-related demand constraints in south-east Asia.

The uranium market continues to suffer from high inventory levels throughout the supply chain, with soft prices declining during 2016 first half and remaining under pressure.

Operations - Energy

Hard coking coal production for 2016 first half was eight per cent lower than 2015 first half primarily due to the timing of the longwall changeover at Kestrel.

Semi-soft coking coal production reflects the Coal & Allied restructure in early 2016 and mine production sequencing at Hunter Valley Operations and Mount Thorley Warkworth, resulting in eight per cent higher production for the first half of 2016 than the first half of 2015.

Thermal coal production for the first half was broadly in line with the same period last year.

Despite lower prices, all coal operations were free cash flow positive in 2016 first half.

Uranium production was 41 per cent higher than 2015 first half, with higher mill throughput and mill recoveries at Energy Resources of Australia and a stronger half at Rössing following a fire in the final product recovery plant in 2015 first half.

On 30 September 2015, Rio Tinto reached a binding agreement for the sale of its interest in the Bengalla Joint Venture to New Hope Corporation Limited. The sale completed on 1 March 2016 for $617 million.

On 27 January 2016, Rio Tinto announced that it had reached a binding agreement for the sale of its Mount Pleasant thermal coal assets to MACH Energy Australia Pty Ltd for $224 million plus royalties. The conditions precedent of the sale have been met and the sale is expected to close in the third quarter of 2016.

Operations – Iron Ore Company of Canada (IOC)

IOC achieved first half of production of 8.5 million tonnes of concentrate and pellets (Rio Tinto share 5.0 million tonnes), a six per cent increase over the first half of 2015. This improvement was driven by increased asset reliability and performance. The improvement in production boosted first half sales by 17 per cent over last year’s levels, to 8.6 million tonnes (Rio Tinto share 5.0 million tonnes).

Operations - Minerals

Titanium dioxide slag production in the half was 23 per cent lower than in the first half of 2015. Rio Tinto Iron & Titanium continues to optimise production in line with demand, with two of nine furnaces at Rio Tinto Fer et Titane and one of four furnaces at Richards Bay Minerals (RBM) currently idled.

Borates and salt production were broadly in line with 2015 first half.

New projects and growth options

Work continues on the feasibility study for the Zulti South development at RBM, which is one of the best undeveloped assets in the mineral sands industry.

The Jadar project in Serbia is a potentially world-class lithium-borate deposit discovered by Rio Tinto in 2004. Findings so far are encouraging and pre-feasibility assessments are ongoing to confirm the economic business case.

Simfer (owned 42.7 per cent by Rio Tinto) completed the integrated Bankable Feasibility Study for the mine, rail and port and infrastructure elements of the Simandou iron ore project in May 2016 on time and as required by the Investment Framework. Extensive engagement with potential infrastructure investors has taken place, but deteriorating market conditions have had a negative impact on investors’ appetite for the project and have prevented Simfer from assembling a funding consortium. The group is working with its partners to restructure the project so as to facilitate access to infrastructure funding from China.

Other Operations

	First half 2016	First half 2015
Gross sales revenue (US$ millions)	—	10
Underlying EBITDA (US$ millions)	(12)	(14)
Underlying loss (US$ millions)	(32)	(20)
Capital expenditure (US$ millions)	1	(15)

The Gove alumina refinery is reported in Other Operations. The curtailment of production was completed on 28 May 2014.

Other items

	First half 2016	First half 2015
Underlying EBITDA (US$ millions)	(255)	(266)
Underlying loss (US$ millions)	(159)	(215)
Capital expenditure (US$ millions)	(60)	31

Central office costs, central Growth & Innovation costs and other central items are reported in Other items. The decline in the underlying loss in 2016 first half compared with 2015 first half was largely due to lower costs for pensions, share options and captive insurance. In 2016 first half, the Group divested some corporate office buildings which gave rise to a net $60 million inflow.

Central exploration

	First half 2016	First half 2015
US$ millions
Post-tax charge	(53)	(56)

Central exploration expenditure in 2016 first half (post divestments and tax) resulted in a charge to underlying earnings of $53 million, broadly in line with 2015 first half.

DIRECTORS’ REPORT

for the half year ended 30 June 2016

Review of operations and important events

A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2016 and likely future developments are given on pages 1 to 23. Important events that have occurred during the period and up until the date of this report are set out below.

On 27 January 2016, Rio Tinto announced that it had reached a binding agreement for the sale of its Mount Pleasant thermal coal assets to MACH Energy Australia Pty Ltd for US$224 million plus royalties.

On 1 March 2016, the Group announced that it had completed the sale of its 40 per cent interest in the Bengalla coal Joint Venture in Australia to New Hope Corporation Limited for US$616.7 million.

On 17 March 2016, the Group announced that Rio Tinto chief executive Sam Walsh would retire from the business on 1 July 2016 and would be succeeded by Copper & Coal chief executive Jean-Sébastien Jacques. Jean-Sébastien joined the board and became deputy chief executive with effect from the same date.

On 15 April 2016, the Group announced that Rio Tinto and Sinosteel Corporation had extended their historic Channar Mining Joint Venture in Australia’s Pilbara region. The Channar joint venture extension, together with a separate agreement for Rio Tinto to supply iron ore from the Pilbara, will enable sales of up to 70 million tonnes of iron ore to Sinosteel Corporation over the next five years. This extension will see 30 million tonnes of iron ore supplied into the joint venture, with Sinosteel making a one-off payment of US$45 million to Rio Tinto and providing additional production royalties linked to the iron ore price. In a separate agreement, Rio Tinto will sell up to 40 million tonnes of iron ore to Sinosteel between 2016 and 2021.

On 21 April 2016, the Group announced a proposed transaction, using its strong liquidity position, to reduce gross debt through the early repayment of some near term maturing debt, by commencing cash tender offers to purchase $1.5 billion of its 2017 and 2018 notes.

On 27 April 2016, the Group announced that it had progressed plans to reduce gross debt through the early repayment of some near term maturing debt, pricing its Any and All Offer. The total consideration payable in connection with the Any and All Offer by Rio Tinto pursuant to the Offer to Purchase dated 21 April 2016 was set at $1,006.91 for the 2.000 per cent Notes due 2017 and at $1,005.85 for the 1.625 per cent Notes due 2017, in each case per $1,000 principal amount of notes.

On 28 April 2016, the Group announced that under its plan to reduce gross debt through the early repayment of some near term maturing debt, it had accepted for purchase a total of $1.359 billion in debt pursuant to its Any and All Offer, which commenced on 21 April 2016 and expired on 27 April 2016. $339 million in aggregate principal amount of its 2.000 per cent Notes due 2017 would be purchased at a price of $1,006.91 per $1,000 principal amount of notes. $1.020 billion in aggregate principal amount of its 1.625 per cent Notes due 2017 would be purchased at a price of $1,005.85 per $1,000 principal amount of notes.

On 5 May 2016, the Group announced that under its plan to reduce gross debt through the early repayment of some near term maturing debt, it had accepted for purchase a total of $141 million of debt under its Dutch Auction Offer.

On 6 May 2016, the Group announced that Rio Tinto and its partners, the Government of Mongolia and Turquoise Hill Resources, had approved the next stage in the development of the world-class Oyu Tolgoi copper and gold mine in Mongolia. The development of the underground mine will start in mid-2016 following the approval of a $5.3 billion investment by the partners and the recent granting of all necessary permits. First production from the underground, which has an average copper grade of 1.66 per cent, more than three times higher than the open pit, is expected in 2020. When the underground is fully ramped up in 2027, Oyu Tolgoi is expected to produce more than 500,000 tonnes of copper a year, compared with current annual production of 175,000-200,000 tonnes. The mine also benefits from significant gold by-products, with an average gold grade of 0.35 grams per tonne.

On 24 May 2016, the Group announced that it had appointed Stephen McIntosh as the acting Group executive, Technology & Innovation to succeed Greg Lilleyman, who left the company after 25 years of service. Stephen has been with Rio Tinto for almost 30 years working on projects in more than 45 countries spanning the A-Z of minerals and metals. Most recently, he was head of Exploration, leading a 450-strong global team of employees operating in 20 countries.

On 7 June 2016, the Group announced a proposed transaction, continuing to use its strong liquidity position, to reduce gross debt, by commencing cash tender offers to purchase up to $3 billion of its 2018, 2020, 2021 and 2022 US dollar-denominated notes.

On 13 June 2016, the Group announced that it had progressed plans to reduce gross debt as part of its ongoing capital management, by pricing its Any and All Offer announced on 7 June 2016. The total consideration payable in connection with the Any and All Offer pursuant to the Offer to Purchase dated 7 June 2016 was set at $1,108.33 for the 6.500 per cent Notes due 2018 and at $1,024.36 for the 2.250 per cent Notes due 2018, in each case per $1,000 principal amount of notes.

On 14 June 2016, the Group announced that under its plan to reduce gross debt as part of its ongoing capital management, it had accepted for purchase a total of $1.747 billion in debt pursuant to the Any and All Offer, which commenced on 7 June 2016 and expired on 13 June 2016. $943 million in aggregate principal amount of 6.500 per cent Notes due 2018 would be purchased at a price of $1,108.33 per $1,000 principal amount of notes. $804 million in aggregate principal amount of 2.250 per cent Notes due 2018 would be purchased at a price of $1,024.36 per $1,000 principal amount of notes.

On 21 June 2016, the Group announced that under its plan to reduce gross debt as part of its ongoing capital management, it had accepted for purchase a total of $1.252 billion of debt under its Maximum Tender Offer and $1.748 billion under its Any and All Offer. Both offers commenced on 7 June 2016 and are part of Rio Tinto’s ongoing capital management. The final aggregate principal amount of Securities purchased under the Any and All Offer that expired on 13 June 2016 was $1.748 billion, including the notes purchased under the guaranteed delivery procedures described in the Offer to Purchase.

On 21 June 2016, the Group announced that it had priced the Maximum Tender Offer under its plan to reduce gross debt by $3 billion. The Maximum Tender Total Consideration payable in connection with the Maximum Tender Offer was set at $1,069.72 for its 3.500 per cent Notes due 2020, $1,094.06 for its 4.125 per cent Notes due 2021 and $1,078.46 for its 3.750 per cent Notes due 2021. The Maximum Tender Offer Total Consideration payable was set at $1,046.94 for its 3.500 per cent Notes due 2022 and $1,016.14 for its 2.875 per cent Notes due 2022, in each case per $1,000 principal amount of notes.

On 21 June 2016, the Group announced that it would strengthen its organisational structure to continue to drive performance under its new chief executive Jean-Sébastien Jacques. From 2 July 2016, Rio Tinto’s product group structure was adjusted to better align the Group’s assets with the business strategy to help drive further efficiencies and optimise performance. The Group’s world-class assets have been placed firmly at the centre of the business, supported by efficient and agile global functions.

Under the new arrangements, Rio Tinto’s organisational structure includes four product groups –Aluminium, Copper & Diamonds, Energy & Minerals and Iron Ore. These groups are complemented by a newly shaped Growth & Innovation group, which focuses on future assets and technical support.

Under the new structure:

•	Aluminium retains its focus on safety, cash and value creation from its high-quality bauxite, alumina and aluminium businesses. Alfredo Barrios would remain as chief executive, based in Montreal.

•	Iron Ore is exclusively focused on the Group’s world-class iron ore operations in Western Australia. Chris Salisbury, previously acting Copper & Coal chief executive, became Iron Ore chief executive based in Perth.

•	Copper & Diamonds combines our two marketing-led businesses into a single product group, which helps us maximise our technical underground mining expertise. Arnaud Soirat joined the Executive Committee as Copper & Diamonds chief executive. Arnaud, previously Aluminium Primary Metal president and chief executive officer, with more than 24 years of industry experience across three continents, is based in London.

•	Energy & Minerals re-shaped Alan Davies’ portfolio, bringing together Rio Tinto’s coal, uranium, salt, borates and titanium dioxide businesses, as well as the Iron Ore Company of Canada. Alan, previously Diamonds & Minerals chief executive, remains based in London.

•	Growth & Innovation provides strategic leadership and technical expertise for the end-to-end delivery and management of growth from exploration to projects. Stephen McIntosh, previously acting Technology & Innovation Group executive, takes up the role of Growth & Innovation Group executive, based in Brisbane.

In addition, reflecting the Group’s increased focus on health and safety, accountability for safety as a discrete unit sits with an Executive Committee member for the first time.

Joanne Farrell, previously the global head of Health, Safety, Environment and Communities takes on the role of Group executive, Health, Safety & Environment based in Perth. Joanne, who has more than 35 years’ experience in the mining sector, also became managing director of Australia.

Andrew Harding, previously Iron Ore chief executive, left the business with effect from 1 July 2016.

On 30 June 2016, the Group announced that it had transferred its 53.8 per cent shareholding in Bougainville Copper Limited (BCL) to an independent trustee. Equity Trustees Limited would manage the distribution of these shares between the Autonomous Bougainville Government (ABG) for the benefit of all the Panguna landowners and the people of Bougainville, and the Independent State of Papua New Guinea (PNG). Under the trust deed, the ABG would have the opportunity to receive 68 per cent of Rio Tinto’s shareholding (which equates to 36.4 per cent of BCL’s shares) from the independent trustee for no consideration and PNG would be entitled to the remaining 32 per cent (which equates to 17.4 per cent of BCL’s shares). The ABG and PNG would both hold an equal share in BCL of 36.4 per cent if the transfers are completed. This ensures both parties are equally involved in any consideration and decision-making around the future of the Panguna mine.

On 2 August 2016, the Group announced the approval of the development of the Silvergrass iron ore mine to maintain the Pilbara blend. The Group will invest an additional $338 million to complete the development, adding ten million tonnes of annual capacity.

Non-GAAP measures

The Group presents certain non-GAAP financial measures, including underlying earnings, which are reconciled to directly comparable IFRS financial measures below. These non-GAAP measures are used internally by management to assess the performance of the business. They are not a substitute for the IFRS measures and should be considered alongside those measures.

Reconciliation of net earnings to underlying earnings

	Pre-tax HY2016 US$m	Tax HY2016 US$m	Non- controlling interests HY2016 US$m	Net amount HY2016 US$m	Net amount HY2015 US$m
Exclusions from Underlying earnings
Impairment charges (a)	(9)	2	—	(7)	(421)
Net gains on disposal of interests in businesses (b)	331	(138)	—	193	11
Exchange and derivative gains/(losses):
- Exchange gains/(losses) on US dollar net debt and intragroup balances	516	(10)	(4)	502	(1,319)
- Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (c)	9	(1)	3	11	(24)
- Gains on commodity derivatives not qualifying for hedge accounting (d)	62	(17)	—	45	37
Onerous port and rail contracts (e)	(709)	213	—	(496)	—
Restructuring costs and global headcount reductions	(122)	32	2	(88)	(135)
Increased closure provision for legacy operations	—	—	—	—	(242)
Other exclusions (f)	(44)	34	—	(10)	(24)

Total excluded from underlying earnings	34	115	1	150	(2,117)

Net earnings	2,098	(357)	(28)	1,713	806

Underlying earnings	2,064	(472)	(29)	1,563	2,923

Underlying earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. The measure of underlying earnings is used by the chief executive of Rio Tinto to assess the performance of the product groups. Underlying earnings and Net earnings both represent amounts attributable to owners of Rio Tinto.

The following items are excluded from net earnings in arriving at underlying earnings in each period irrespective of materiality:

•	Net gains on disposal and consolidation of interests in businesses.

•	Impairment charges and reversals of cash generating units.

•	Profit/(loss) after tax from discontinued operations.

•	Certain exchange and derivative gains and losses (as defined in the table above).

Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column ‘Pre-tax’. Items (a) to (f) below are excluded from net earnings in arriving at underlying earnings.

(a)	Impairment charges during the period to 30 June 2015 included impairment at Energy Resources of Australia, Carbone Savoie and other businesses in the Aluminium portfolio.

(b)	For the period to 30 June 2016, a pre-tax gain of US$410 million (post-tax US$268 million) was recognised by Rio Tinto on the sale of its 40 per cent interest in the Bengalla Joint Venture on 1 March 2016. This was partially offset by a loss on disposal of the 100 per cent interest in Carbone Savoie on 31 March 2016.

The 2015 net post-tax gains on disposal of interests in businesses of US$11 million relate mainly to Turquoise Hill Resources partial disposal of its shareholding in SouthGobi Resources.

Reconciliation of net earnings to underlying earnings (continued)

(c)	Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(d)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(e)	A review of the infrastructure capacity requirements in Queensland, Australia, has confirmed that it is no longer likely that Rio Tinto will utilise the Abbot Point Coal Terminal and associated rail infrastructure capacity contracted under take or pay arrangements. Accordingly, an onerous contract provision has been recognised based on the net present value of expected future cash flows discounted at a post-tax real rate of two per cent, resulting in a post-tax onerous contract charge of US$496 million.

(f)	Other credits and charges that individually or in aggregate, if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into business performance.

Rio Tinto Group

Unaudited Condensed Interim Financial Statements

Period ended June 30, 2016

TABLE OF CONTENTS

Primary financial statements

Group income statement	F-1

Group statement of comprehensive income	F-3

Group cash flow statement	F-4

Group balance sheet	F-7

Group statement of changes in equity	F-9

Notes to financial statements

Note 1 – Basis of preparation	F-11

Note 2 – Consolidated net debt	F-12

Note 3 – Geographical analysis (by destination)	F-13

Note 4 – Prima facie tax reconciliation	F-14

Note 5 – Fair value disclosure for financial instruments	F-15

Note 6 – Acquisitions and disposals	F-18

Note 7 – Other disclosures	F-19

Note 8 – Events after the balance sheet date	F-21

Group income statement

(unaudited)

	Six months to 30 June 2016 US$m	Six months to 30 June 2015 US$m
Continuing operations
Consolidated sales revenue	15,500	17,980
Net operating costs (excluding items shown separately)	(13,478)	(14,007)
Impairment charges (a)	(9)	(439)
Net gains on disposal of interests in businesses (b)	331	23
Exploration and evaluation costs	(267)	(243)
Profit relating to interests in undeveloped projects	7	4

Operating profit	2,084	3,318
Share of profit after tax of equity accounted units	179	344

Profit before finance items and taxation	2,263	3,662
Finance items
Net exchange gains/(losses) on external debt and intragroup balances	531	(1,410)
Net gains/(losses) on derivatives not qualifying for hedge accounting	7	(23)
Finance income	36	25
Finance costs (c),(d)	(576)	(318)
Amortisation of discount	(163)	(191)

	(165)	(1,917)

Profit before taxation	2,098	1,745
Taxation	(357)	(946)

Profit for the period	1,741	799

- attributable to owners of Rio Tinto	1,713	806
- attributable to non-controlling interests (net earnings/(losses))	28	(7)

Basic earnings per share from continuing operations (e)	95.3c	43.8c
Diluted earnings per share from continuing operations (e)	94.9c	43.5c

(a)	The impairment charge for the period to 30 June 2015 included impairment at Energy Resources of Australia, Carbone Savoie and other businesses in the Aluminium portfolio.

(b)	For the period to 30 June 2016, a pre-tax gain of US$410 million was recognised by Rio Tinto on the sale of its 40 per cent interest in the Bengalla Joint Venture on 1 March 2016. This was partially offset by a loss on disposal of the 100 per cent interest in Carbone Savoie on 31 March 2016.

The 2015 gain related mainly to the sale by Turquoise Hill Resources Ltd (TRQ) of 25.7 per cent of its holdings in SouthGobi Resources (SGR) on 23 April 2015. Rio Tinto also sold its 77.8 per cent interest in Murowa Diamonds and 50 per cent interest in Sengwa Colliery Ltd to RZ Murowa Holdings Limited on 17 June 2015.

Group income statement (continued)

(c)	Finance costs in the income statement include hedging adjustments and are net of amounts capitalised of US$35 million (30 June 2015: US$171 million).

(d)	Rio Tinto completed two bond buyback programmes during April 2016 and June 2016 for US$1.5 billion and US$3 billion (nominal values) respectively. The early redemption of these bonds accelerated the recognition of future interest payments associated with them. Included in finance costs is a net charge of US$175 million attributable to early redemption of bonds.

There was no early redemption of bonds completed for the six months ended 30 June 2015.

(e)	For the purpose of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,797.1 million (30 June 2015: 1,838.9 million), being the average number of Rio Tinto plc shares outstanding of 1,373.5 million (30 June 2015: 1,409.3 million), plus the average number of Rio Tinto Limited shares outstanding of 423.6 million (30 June 2015: 429.6 million). The profit figures used in the calculation of basic and diluted earnings per share are the profits attributable to owners of Rio Tinto.

For the purpose of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

Group statement of comprehensive income

(unaudited)

	Six months to 30 June 2016 US$m	Six months to 30 June 2015 US$m
Profit after tax for the period	1,741	799

Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on post-retirement benefit plans	(885)	386
Tax relating to actuarial (losses)/gains on post-retirement benefit plans	232	(122)

	(653)	264
Items that have been/may be reclassified subsequently to profit or loss:
Currency translation adjustment (a)	762	(1,266)
Currency translation on companies disposed of, transferred to the income statement	48	(11)
Fair value movements:
- Cash flow hedge (losses)/gains	(78)	12
- Cash flow hedge losses/(gains) transferred to the income statement	58	(9)
- Gains/(losses) on revaluation of available for sale securities	2	(14)
- Losses on revaluation of available for sale securities transferred to the income statement	2	9
Share of other comprehensive income/(loss) of equity accounted units net of tax	22	(29)
Tax relating to these components of other comprehensive income	3	(2)

Other comprehensive income/(loss) for the period, net of tax	166	(1,046)
Total comprehensive income/(loss) for the period	1,907	(247)
- attributable to owners of Rio Tinto	1,801	(36)
- attributable to non-controlling interests	106	(211)

(a)	Excludes a currency translation gain of US$77 million (30 June 2015: charge of US$283 million) arising on Rio Tinto Limited’s share capital for the period ended 30 June 2016, which is recognised in the Group statement of changes in equity. Refer to Group statement of changes in equity on page F-9.

Group cash flow statement

(unaudited)

	Six months to 30 June 2016 US$m	Six months to 30 June 2015 US$m
Cash flows from consolidated operations (a)	4,551	6,012
Dividends from equity accounted units	22	181

Cash flows from operations	4,573	6,193
Net interest paid (b)	(685)	(401)
Dividends paid to holders of non-controlling interests in subsidiaries	(103)	(148)
Tax paid	(545)	(1,209)

Net cash generated from operating activities	3,240	4,435

Cash flows from investing activities
Purchase of property, plant & equipment and intangible assets (c)	(1,318)	(2,474)
Disposals of subsidiaries, joint arrangements & associates (d)	556	9
Sales of financial assets	27	28
Purchases of financial assets	(12)	(13)
Net funding of equity accounted units	(5)	11
Other investing cash flows (e)	115	21

Net cash used in investing activities	(637)	(2,418)

Cash flows before financing activities	2,603	2,017

Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(1,916)	(2,162)
Proceeds from additional borrowings	4,366	1,295
Repayment of borrowings (b)	(6,280)	(1,337)
Proceeds from issue of equity to non-controlling interests	69	45
Own shares purchased from owners of Rio Tinto	—	(1,021)
Other financing cash flows	37	13

Net cash flow used in financing activities	(3,724)	(3,167)

Effects of exchange rates on cash and cash equivalents	1	(90)

Net decrease in cash and cash equivalents	(1,120)	(1,240)

Opening cash and cash equivalents less overdrafts	9,354	12,400

Closing cash and cash equivalents less overdrafts (f)	8,234	11,160

Group cash flow statement (continued)

	Six months to 30 June 2016 US$m	Six months to 30 June 2015 US$m

(a) Cash flows from consolidated operations
Profit from continuing operations	1,741	799
Adjustments for:
- Taxation	357	946
- Finance items	165	1,917
- Share of profit after tax of equity accounted units	(179)	(344)
- Net gain on disposal and consolidation of interests in businesses	(331)	(23)
- Impairment charges (g)	9	439
- Depreciation and amortisation	2,283	2,307
- Provisions (including exchange differences on provisions)	887	477
Utilisation of provisions	(286)	(227)
Utilisation of provision for post-retirement benefits	(148)	(117)
Change in inventories	119	129
Change in trade and other receivables	478	870
Change in trade and other payables	(637)	(969)
Other items	93	(192)

	4,551	6,012

(b)	During April 2016 and June 2016, Rio Tinto completed two bond buyback programmes for $1.5 billion and $3 billion (nominal values) respectively. Net interest paid includes US$266 million being the payment of the premiums and the accelerated interest associated with these bond redemptions.

There was no early redemption of bonds completed for the six months ended 30 June 2015.

(c)	Capital expenditure includes US$126 million (30 June 2015: US$189 million) capitalised in accordance with IFRIC 20 ‘Stripping costs in the production phase of a surface mine’; a significant proportion of stripping costs capitalised relate to the Group’s Copper operations.

(d)	Disposal proceeds in the six months to 30 June 2016 mainly relate to Rio Tinto’s disposal of its 40 per cent interest in the Bengalla Joint Venture for US$617 million.

Disposal proceeds in the six months to 30 June 2015 mainly related to amounts received following the disposal of the 25.7 per cent interest in SGR by TRQ on 23 April 2015.

(e)	Other investing cash flows includes US$82 million related to the sale of office buildings.

Group cash flow statement (continued)

(f)	Closing cash and cash equivalents less overdrafts for the purposes of the cash flow statement differs from cash and cash equivalents on the Group balance sheet as per the following reconciliation:

	30 June 2016 US$m	31 December 2015 US$m	30 June 2015 US$m
Cash and cash equivalents per Group balance sheet	8,250	9,366	11,163
Bank overdrafts (reported within ‘borrowings and other financial liabilities’)	(16)	(12)	(35)
Cash and cash equivalents included in assets of disposal groups held for sale	—	—	32

Cash and cash equivalents less overdrafts per Group cash flow statement	8,234	9,354	11,160

(g)	This includes impairment charges and reversals of cash generating units consistent with the disclosure in the Group income statement.

Group balance sheet

(unaudited)

	30 June 2016 US$m	31 December 2015 US$m
Non-current assets
Goodwill	922	892
Intangible assets	3,427	3,336
Property, plant and equipment	60,967	61,057
Investments in equity accounted units	5,056	4,941
Inventories	148	253
Deferred tax assets	3,493	3,309
Trade and other receivables	1,303	1,356
Tax recoverable	55	78
Other financial assets (including loans to equity accounted units)	1,164	788

	76,535	76,010
Current assets
Inventories	3,129	3,168
Trade and other receivables	2,053	2,386
Tax recoverable	18	118
Other financial assets (including loans to equity accounted units)	134	223
Cash and cash equivalents	8,250	9,366

	13,584	15,261
Assets of disposal groups held for sale (a)	269	293

Total assets	90,388	91,564

Current liabilities
Borrowings and other financial liabilities	(1,068)	(2,484)
Trade and other payables	(5,557)	(6,237)
Tax payable	(187)	(135)
Provisions including post-retirement benefits	(1,243)	(1,190)

	(8,055)	(10,046)
Non-current liabilities
Borrowings and other financial liabilities	(20,799)	(21,140)
Trade and other payables	(812)	(682)
Tax payable	(282)	(295)
Deferred tax liabilities	(2,961)	(3,286)
Provisions including post-retirement benefits (b)	(13,379)	(11,876)

	(38,233)	(37,279)
Liabilities of disposal groups held for sale (a)	(40)	(111)

Total liabilities	(46,328)	(47,436)

Net assets	44,060	44,128

Capital and reserves
Share capital (c)
- Rio Tinto plc	224	224
- Rio Tinto Limited	4,027	3,950
Share premium account	4,304	4,300
Other reserves	9,998	9,139
Retained earnings	18,940	19,736

Equity attributable to owners of Rio Tinto	37,493	37,349
Attributable to non-controlling interests	6,567	6,779

Total equity	44,060	44,128

Group balance sheet (continued)

(a)	Assets and liabilities held for sale at 30 June 2016 comprise Rio Tinto’s interests in the Blair Athol coal project, Mount Pleasant, and certain separate assets at Rio Tinto Kennecott. Carbone Savoie and Bengalla were disposed of during the period.

Assets and liabilities held for sale at 31 December 2015 comprised Rio Tinto’s interests in the Blair Athol coal project, Carbone Savoie, Bengalla and Molybdenum Autoclave Process assets.

(b)	A review of the infrastructure capacity requirements in Queensland, Australia, has confirmed that it is no longer likely that Rio Tinto will utilise the Abbot Point Coal Terminal and associated rail capacity contracted under take or pay arrangements. Accordingly, an onerous contract provision has been recognised based on the net present value of expected future cash flows discounted at a post-tax real rate of two per cent, resulting in a pre-tax onerous contract charge of US$709 million. The increase to the onerous contract provisions has been taken through net operating costs in the income statement and is excluded from underlying earnings. Refer to Reconciliation of net earnings to underlying earnings on page 28.

(c)	At 30 June 2016, Rio Tinto plc had 1,374.6 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 424.2 million shares in issue and held by the public. No shares in Rio Tinto Limited were held by Rio Tinto plc at 30 Jun 2016 (31 December 2015: nil). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$18.43 (31 December 2015: US$18.42).

Group statement of changes in equity

(unaudited)

Period ended

30 June 2016

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	4,174	4,300	9,139	19,736	37,349	6,779	44,128
Total comprehensive income for the period (a)	—	—	728	1,073	1,801	106	1,907
Currency translation arising on Rio Tinto Limited’s share capital	77	—	—	—	77	—	77
Dividends	—	—	—	(1,916)	(1,916)	(96)	(2,012)
Own shares purchased from Rio Tinto shareholders to satisfy share options (b)	—	—	(6)	(5)	(11)	—	(11)
Treasury shares reissued and other movements	—	4	—	—	4	—	4
Change in equity held by Rio Tinto (c)	—	—	107	18	125	(291)	(166)
Equity issued to holders of non-controlling interests	—	—	—	—	—	69	69
Employee share options and other IFRS 2 charges taken to the income statement	—	—	30	34	64	—	64

Closing balance	4,251	4,304	9,998	18,940	37,493	6,567	44,060

	Six months to 30 June 2016 US$	Six months to 30 June 2015 US$

Dividends per share: paid during the period	107.5c	119.0c
Dividends per share: proposed in the announcement of the results for the period	45.0c	107.5c

(a)	Refer to Group statement of comprehensive income for further details.

(b)	Net of contributions received from employees for share options.

(c)	The restructure of Coal & Allied Industries Limited completed on 3 February 2016. The restructure involved the exchange of a 32.4 per cent interest in Hunter Valley Operations mine for an additional 20 per cent shareholding in Coal & Allied Industries Limited, increasing Rio Tinto’s shareholding of Coal & Allied Industries Limited from 80 per cent to 100 per cent.

Group statement of changes in equity (continued)

(unaudited)

Period ended

30 June 2015

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	4,765	4,288	11,122	26,110	46,285	8,309	54,594
Total comprehensive (loss)/income for the period (a)	—	—	(1,105)	1,069	(36)	(211)	(247)
Currency translation arising on Rio Tinto Limited’s share capital	(283)	—	—	—	(283)	—	(283)
Dividends	—	—	—	(2,162)	(2,162)	(148)	(2,310)
Share buy-back (b)	(87)	—	2	(1,175)	(1,260)	—	(1,260)
Own shares purchased from Rio Tinto shareholders to satisfy share options (c)	—	—	11	—	11	—	11
Treasury shares reissued and other movements	—	10	—	1	11	—	11
Change in equity held by Rio Tinto	—	—	—	19	19	(15)	4
Equity issued to holders of non-controlling interests	—	—	—	—	—	45	45
Companies no longer consolidated	—	—	—	—	—	6	6
Employee share options and other IFRS 2 charges taken to the income statement	—	—	27	35	62	—	62

Closing balance	4,395	4,298	10,057	23,897	42,647	7,986	50,633

(a)	Refer to Group statement of comprehensive income for further details.

(b)	Total amount of US$1,260 million includes own shares purchased from owners of Rio Tinto of US$1,021 million as per the Group cash flow statement and US$239 million financial liability recognised as a result of an irrevocable contract to cover the share buy-back programme.

(c)	Net of contributions received from employees for share options.

1 Basis of preparation

The condensed consolidated interim financial statements included in this interim report have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim financial reporting’ as adopted by the European Union (‘EU’), the Disclosure and Transparency Rules (‘DTR’) of the Financial Conduct Authority (‘FCA’) applicable to interim financial reporting and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 14 December 2015.

These condensed interim financial statements represent a ‘condensed set of financial statements’ as referred to in the DTR issued by the FCA. Accordingly, they do not include all of the information required for a full annual financial report and are to be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015 and any public announcements made by the Group during the interim reporting period. These annual financial statements were prepared on a going concern basis in accordance with the Companies Act 2006 applicable to companies reporting under International Financial Reporting Standards and in accordance with applicable UK law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 14 December 2015 and Article 4 of the European Union IAS regulation and with:

•	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS IC) both as adopted by the European Union and which were mandatory for EU reporting as at 31 December 2015; and

•	International Financial Reporting Standards as issued by the IASB and interpretations issued from time to time by the IFRS IC which were mandatory as at 31 December 2015.

Accounting policies

The condensed consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year ended 31 December 2015, and in the corresponding interim period, except for the adoption of a number of amendments issued by the International Accounting Standards Board (‘IASB’) and endorsed by the EU which apply for the first time in 2016. This basis of accounting is referred to as ‘IFRS’ in this report. The new pronouncements do not have a significant impact on the accounting policies, methods of computation or presentation applied by the Group and therefore the prior period consolidated financial statements have not been restated. The Group has not early adopted any amendments, standards or interpretations that have been issued but are not yet effective.

The critical accounting judgements and key sources of estimation uncertainty for the half year are the same as those disclosed in the Group’s consolidated financial statements for the year ended 31 December 2015.

The financial information by business unit and the geographic analysis of sales by destination provided on pages 11 to 14 and F-13 of this unaudited condensed interim financial report respectively, satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

2 Consolidated net debt

	30 June 2016 US$m	31 December 2015 US$m
Analysis of changes in consolidated net debt (a)
Opening balance	(13,783)	(12,495)
Adjustment on currency translation	(302)	1,586
Exchange gains/(losses) charged to the income statement	348	(1,630)
Cash movements excluding exchange movements	731	(1,109)
Other movements	102	(135)

Closing balance	(12,904)	(13,783)
Total borrowings in balance sheet (b)	(21,344)	(23,063)
Derivatives related to net debt (included in other financial assets/liabilities)	190	(86)

Adjusted total borrowings	(21,154)	(23,149)

Cash and cash equivalents	8,250	9,366

Consolidated net debt	(12,904)	(13,783)

(a)	Consolidated net debt is stated net of the impact of certain funding arrangements between equity accounted units (EAUs) and partially owned subsidiaries (EAU funded balances). This adjustment is required in order to avoid showing borrowings twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently on lent by the EAU to a consolidated Group subsidiary.

(b)	Total borrowings are combined with other current financial liabilities of US$214 million (31 December 2015: US$231 million) and non-current financial liabilities of US$309 million (31 December 2015: US$330 million) in the balance sheet.

3 Geographical analysis (by destination)

	Six months to 30 June 2016%	Six months to 30 June 2015 (b) %	Six months to 30 June 2016 US$m	Six months to 30 June 2015 (b) US$m
Consolidated sales revenue by destination (a)
China	42.2	36.3	6,563	6,534
Other Asia	15.3	14.4	2,371	2,584
United States of America	14.1	15.8	2,187	2,842
Japan	10.2	14.1	1,578	2,532
Europe (excluding UK)	7.6	8.4	1,174	1,512
Canada	4.5	4.4	693	790
Australia	2.1	2.0	318	351
UK	1.0	1.1	153	194
Other	3.0	3.5	463	641
Consolidated sales revenue	100.0	100.0	15,500	17,980

The financial information by business unit and the geographic analysis of sales by destination satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

(a)	Consolidated sales revenue by geographical destination is based on the ultimate country of destination of the product, if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the product at the time when the risks and rewards of ownership are transferred. Rio Tinto is domiciled in both the UK and Australia.

(b)	2015 comparative figures have been adjusted to conform with the 2016 presentation of consolidated sales revenue.

4 Prima facie tax reconciliation

	Six months to 30 June 2016 US$m	Six months to 30 June 2015 US$m
Profit before taxation	2,098	1,745
Deduct: share of profit after tax of equity accounted units	(179)	(344)

Parent companies’ and subsidiaries’ profit before tax	1,919	1,401

Prima facie tax payable at UK rate of 20 per cent (2015: 20 per cent)	384	280
Higher rate of tax on Australian underlying earnings at 30 per cent	189	297
Impact of items excluded from underlying earnings (a)
- Impairment charges	—	191
- Gains and losses on disposal of businesses	72	(5)
- Foreign exchange on excluded finance items	(92)	196
- Onerous port and rail contracts	(71)	—
- Other exclusions	(29)	(2)
Impact of changes in tax rates and laws	12	—
Other tax rates applicable outside the UK and Australia on underlying earnings	(146)	(8)
Resource depletion and other depreciation allowances	(9)	(28)
Research, development and other investment allowances	(7)	(9)
Recognition of previously unrecognised deferred tax assets	(3)	(2)
Unrecognised current period operating losses	31	31
Other items (b)	26	5

Total taxation charge (c)	357	946

(a)	The impact for each item includes the effect of tax rates applicable outside the UK.

(b)	Other items include various adjustments to provisions for taxation of prior periods.

(c)	This tax reconciliation relates to the Group’s parent companies, subsidiaries and joint operations, and excludes equity accounted units. The Group’s share of profit of equity accounted units is net of tax charges of US$111 million (30 June 2015: US$211 million).

5 Fair value disclosure for financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and joint operations, and excludes those of equity accounted units.

Fair values of financial instruments

The carrying amounts and fair values of all of the Group’s financial instruments which are not carried at an amount which approximates their fair value at 30 June 2016 and 31 December 2015 are shown in the following table. The fair values of the Group’s cash and loans to equity accounted units approximate their carrying values as a result of their short maturity or because they carry floating rates of interest.

	30 June 2016		31 December 2015
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Short term borrowings	(854)	(859)	(2,253)	(2,255)
Medium and long term borrowings	(20,490)	(21,467)	(20,810)	(20,302)

Valuation hierarchy of financial instruments carried at fair value on a recurring basis

The table below shows the financial instruments carried at fair value by valuation method at 30 June 2016:

	Total US$m	Level 1 (a) (h) US$m	Level 2 (b) (h) US$m	Level 3 (c) (h) US$m	Not held at fair value US$m
Assets
Equity shares and quoted funds	159	92	2	3	62
Other investments, including loans (d)	200	108	—	69	23
Trade receivables (e)	967	—	18	—	949

	1,326	200	20	72	1,034

Derivatives
Forward contracts and option contracts, not designated as hedges (f)	422	—	4	418	—
Derivatives related to net debt (g)	190	—	190	—	—

	1,938	200	214	490	1,034

Fair value disclosure for financial instruments (continued)

The table below shows the financial instruments carried at fair value by valuation method at 31 December 2015:

	Total	Level 1 (a) (h)	Level 2 (b) (h)	Level 3 (c) (h)	Not held at fair value
	US$m	US$m	US$m	US$m	US$m
Assets
Equity shares and quoted funds	157	87	7	10	53
Other investments, including loans (d)	206	99	—	71	36
Trade receivables (e)	1,370	—	12	—	1,358

	1,733	186	19	81	1,447

Derivatives
Forward contracts: designated as hedges (f)	5	—	—	5	—
Forward contracts and option contracts, not designated as hedges (f)	363	—	(7)	370	—
Derivatives related to net debt (g)	(86)	—	(86)	—	—

	2,015	186	(74)	456	1,447

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.

(b)	Valuation is based on inputs that are observable for the financial instruments; these include quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data.

(c)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)	Other investments, including loans, comprise: cash deposits in rehabilitation funds, government bonds and royalty amounts receivable. The royalty receivables are valued based on an estimate of forward sales subject to the royalty agreement.

(e)	Trade receivables includes provisionally priced receivables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognised on provisionally priced sales based on the forward selling price for the period stipulated in the contract.

(f)	Level 3 derivatives consist of derivatives embedded in electricity purchase contracts linked to the LME with terms expiring between 2016 and 2030. The embedded derivatives are measured using discounted cash flows and option model valuation techniques. Long-term embedded derivatives with a fair value of US$397 million at 30 June 2016 are valued using significant unobservable inputs as the term of the derivative extends beyond the forward curve for aluminium.

Aluminium prices are flat lined beyond the market forward curve and increased by projected inflation up to the date of expiry of the contract.

The range of market prices is US$2, 104 per metric tonne in 2026 to US$2, 304 in 2030.

The other contracts with a fair value of US$21 million at 30 June 2016 are categorised as level three as the market premium assumptions used represent unobservable inputs.

Fair value disclosure for financial instruments (continued)

(g)	Interest rate and currency interest rate swaps are valued using applicable market quoted swap yield curves adjusted for relevant basis and credit default spreads. Currency interest rate swap valuations also use market quoted foreign exchange rates. A discounted cash flow approach is applied to the cash flows derived from the inputs to determine fair value.

(h)	There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 for the six months to 30 June 2016 or the year to 31 December 2015.

Level 3 Financial instruments

The table below shows the summary of changes in the fair value of the Group’s Level 3 financial assets and financial liabilities for the six months to 30 June 2016 and the year ended 31 December 2015.

Level 3 Financial assets and liabilities	30 June 2016	31 December 2015
Opening balance	456	282
Currency translation adjustments	11	(43)
Losses realised included in:
– Net operating costs	—	6
Gains unrealised included in:
– Net operating costs	35	196
Total unrealised (losses) or gains transferred to other comprehensive income	(12)	15

Closing balance	490	456

Total gains/(losses) included in the income statement for assets and liabilities	12	(15)

Sensitivity analysis in respect of level 3 derivatives

Forward contracts and options whose carrying value are valued using unobservable inputs are calculated using appropriate discounted cash flow and option model valuation techniques.

The most significant of these assumptions relate to long term pricing wherein internal pricing assumptions are used after the 10 year LME curve. A 10 per cent increase in long term metal pricing assumptions would result in a US$31 million (31 December 2015: US$38 million) decrease in carrying value. A 10 per cent decrease in long term metal pricing assumptions would result in a US$42 million (31 December 2015: US$39 million) increase in carrying value.

6 Acquisitions and disposals

30 June 2016

Acquisitions

There were no material acquisitions during the six months ended 30 June 2016.

Disposals

On 1 March 2016, Rio Tinto disposed of its 40 per cent interest in the Bengalla Joint Venture to New Hope Corporation Limited for US$617 million.

On 31 March 2016, Rio Tinto disposed of its 100 per cent interest in Carbone Savoie to Alandia Industries.

On 30 June 2016, Rio Tinto transferred its 53.83 per cent shareholding in Bougainville Copper Limited (BCL) to Equity Trustees Limited (independent trustee) for nil consideration. BCL was not a subsidiary of Rio Tinto as the Group did not control the relevant activities of BCL. Mining at BCL has been suspended since 1989. There is nil impact on the financial statements as a result of the transfer of shareholding.

30 June 2015

Acquisitions

There were no material acquisitions during the six months ended 30 June 2015.

Disposals

On 23 April 2015, Turquoise Hill disposed of 25.7 per cent of its interest in SouthGobi Resources to Novel Sunrise Investments.

On 17 June 2015, Rio Tinto disposed of its 77.8 per cent interest in Murowa Diamonds and 50 per cent interest in Sengwa Colliery Ltd to RZ Murowa Holdings Limited.

7 Other disclosures

Capital commitments at 30 June 2016

Capital commitments, excluding the Group’s share of joint venture capital commitments, were US$912 million (31 December 2015: US$834 million).

The Group’s share of joint venture capital commitments was US$243 million (31 December 2015: US$357 million).

The Group has a commitment to purchase and market a portion (in excess of the Group’s ownership interest) of the output of Sohar Aluminium Company L.L.C., an aluminium smelter in which the Group is a joint venturer. The Group immediately sells the purchased products to third parties.

For Sohar Aluminium Company L.L.C. the Group, along with the other joint venturers, has made various commitments to provide shareholder funding as required, subject to approved thresholds.

At 30 June 2015, Minera Escondida Limitada held a shareholder line of credit for US$225 million (Rio Tinto share) which was undrawn at that date. This line of credit matured during the year ended 31 December 2015.

Contingent liabilities (subsidiaries and joint operations)

Contingent liabilities, indemnities and other performance guarantees were US$292 million at 30 June 2016 (31 December 2015: US$226 million).

Indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations including those under contractual arrangements (for example undertakings related to supplier agreements) not provided for in the balance sheet, where the likelihood of the guarantees or indemnities being called is assessed as possible rather than probable or remote. There were no material contingent liabilities arising in relation to the Group’s joint ventures and associates.

Marketing of iron ore is undertaken in the Singapore Commercial Centre by Rio Tinto Iron Ore Asia Pte Ltd (RTIOA), which is remunerated on an arm’s length basis by the Group’s iron ore product group. The arrangements are under review by the Australian Tax Office (ATO). Rio Tinto considers the arrangements to be in accordance with transfer pricing law, and will therefore vigorously defend its position in the event of any ATO challenge.

The Group is subject to certain legal proceedings, claims, complaints and investigations arising out of the ordinary course of business. Legal proceedings include, but are not limited to, alleged breach of contract and alleged breach of environmental, competition, securities and health and safety laws. The Group may not be insured fully, or at all, in respect of such risks. The Group cannot predict the outcome of individual legal actions. The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. The Group may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when it believes it has valid defences to liability. The Group believes that no material loss to the Group is expected to result from these legal proceedings, claims, complaints and investigations.

Other disclosures (continued)

Contingent assets

The Group has, from time to time various insurance claims outstanding with reinsurers. These include a claim relating to the Manefay slide at Rio Tinto Kennecott in April 2013. An interim progress payment was received on this claim in 2013 and a second in 2015. Further receipts are considered possible but the amount cannot currently be reliably estimated.

Related party matters

Purchases relate largely to amounts charged by equity accounted units for toll processing of alumina and purchases of bauxite and aluminium. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers. Details of the Group’s principal equity accounted units are given in the 2015 Annual report.

Income statement items	Six months to 30 June 2016 US$m	Six months to 30 June 2015 US$m
Purchases from equity accounted units	(601)	(615)
Sales to equity accounted units	117	121

Cash flow statement items
Dividends from equity accounted units	22	181
Net funding of equity accounted units (a)	(5)	11

Balance sheet items	30 June 2016 US$m	31 December 2015 US$m
Investments in equity accounted units	5,056	4,941
Loans to equity accounted units	42	42
Loans from equity accounted units	(37)	(37)
Trade and other receivables: amounts due from equity accounted units	372	315
Trade and other payables: amounts due to equity accounted units	(234)	(231)

(a)	In 2015 repayments of loans by equity accounted units exceeded the funding provided by Rio Tinto.

Rio Tinto plc guarantees to pay the Rio Tinto Pension Fund (UK) any contributions due from Group companies participating in that fund, pro rata to its ownership of those companies and subject to certain conditions, in the event that the companies fail to meet their contribution requirements. Furthermore, Rio Tinto plc has in place a guarantee for the Rio Tinto Pension Fund, in the standard form required by the Pension Protection Fund (‘PPF’), to cover 105 per cent of the Fund’s liabilities measured on the PPF’s prescribed assumptions. Other similar guarantees in place include a Rio Tinto plc guarantee to the Rio Tinto 2009 pension fund, with no limit on liabilities.

In February 2011 an agreement between Alcan Holdings Switzerland and the Alcan Schweiz pension fund was executed whereby the funding deficit as at 31 December 2010 in relation to the pensioner population will be funded by Alcan Holdings Switzerland over a six year period.

8 Events after the balance sheet date

No events were identified after the balance sheet date which could be expected to have a material impact on the consolidated preliminary financial information included in this report.